Orbis
Grupa Hotelowa

Warsaw, April 15, 2009

RECEIVED
2009 MAY -4 A 8:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046035

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Ref.: 82-5025

Dear Sirs,

Please find enclosed the current report no. 8/2009 concerning information on the level of revenues of the Orbis Group in the period January-March 2009 and the current report no. 6/2009 concerning change of dates of publication of periodical reports in 2009 to the Polish Financial Supervision Authority in Warsaw.

Best regards,

Marcin Szewczykowski

Member of the Management Board

5/5

82-5025

Current report no. 8/2009
April 15, 2009

Subject: Information on the level of revenues of the Orbis Group in the period January – March 2009.

In accordance with Recommendations 1.1 and 1.2 of „Best Practices of WSE Listed Companies" on ensuring broad and effective access to information necessary to assess the company's standing (Appendix to Resolution No. 12/1170/2007 of the WSE Supervisory Board of July 4, 2007) as well as in connection with provisions of Article 20 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated July 29, 2005 (Official Journal „Dz. U." No. 184, item 1539), „Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-691, hereby submits preliminary information on revenues of the Orbis Group in the period January – March 2009 that were at the level of PLN 206.9 million. This figure will be subject to verification during preparation of the periodic financial report for the first quarter of 2009.

82-5025

Current report no. 6/2009
2009-03-18

Subject: change of dates of publication of periodical reports in 2009 – correction of the current report no. 4/2009

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby publishes a new schedule of submitting periodical reports in 2009 to the Polish Financial Supervision Authority, the Stock Exchange and the Polish Press Agency (PAP).

The date of publication of the annual report for 2008 and of the consolidated report for 2008 has changed.
Below please find new publication dates:

Annual report for 2008	April 17, 2009
Annual consolidated report for 2008	April 17, 2009

In connection with new regulations on disclosure duties of securities issuers, the Company shall not submit the consolidated quarterly report for the second quarter of 2009. The publication date of the semi-annual consolidated report for 2009 containing semi-annual abridged financial statements of the issuer has been rescheduled to an earlier date.
Below please find new publication dates of reports in 2009:

Semi-annual consolidated report containing semi-annual abridged financial statements of the issuer:

Report for the semi-annual period of 2009	August 26, 2009

Quarterly consolidated reports containing the quarterly financial figures of the issuer:

Report for the first quarter of 2009	May 14, 2009
Report for the third quarter of 2009	November 12, 2009

Orbis
Grupa Hotelowa

Warsaw, 2009-04-17

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-1/34/2009

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 7/2009.
Best regards

Ireneusz Węglowski

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

82-5025

Current report no. 7/2009
April 10, 2009

Subject: major blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that today it has received a Notification from BZ WBK AIB Asset Management S.A. with the wording as in the attached file.

BZ WBK | Asset Management

BZ WBK AIB
Asset Management S.A.
pl. Wolności 16, 61-739 Poznań
tel.: (+ 48) 81 851 92 68
fax: (+ 48) 81 853 33 87

Professional secret of the financial market

L.dz. BZ WBK AIB AM SA / PF20/09

Mr.
Jean-Philippe Savoye
President of the Management Board
Orbis Spółka Akcyjna
ul. Bracka 16
00-028 Warsaw

Poznań, April 9, 2009

Mr. President,

Pursuant to Article 69 section 2 point 1 letter a) in connection with Article 87 section 1 point 3 letter b) of the Act of July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies (Official Journal "Dz.U." No 184, item 1539), BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań hereby notifies that as a result of share acquisitions on April 7, 2009 the Company's clients have become holders of a number of shares resulting in an increase in the total number of votes at the general meeting of the public company Orbis Spółka Akcyjna by more than 2%. Previously, the Company informed that its clients held 22.41% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

Before the shareholding referred to above was increased, clients of BZ WBK AIB Asset Management S.A., whose accounts are covered by management agreements, held 11,228,977 company shares, accounting for 24.37% of the share capital. These shares carried 11,228,977 votes at the general meeting of shareholders, which accounts for 24.37% share in the total number of votes at the general meeting of the company Orbis S.A.

On April 7, 2009, clients of BZ WBK AIB Asset Management S.A., whose accounts are covered by management agreements, held a total number of 11,254,124 company shares,

BZ WBK AIB
Asset Management S.A.
pl. Wolności 16, 61-739 Poznań
tel.: (+ 48) 81 851 92 68
fax: (+ 48) 81 853 33 87

accounting for 24.42% of the share capital. These shares carried 11,254,124 votes at the general meeting of shareholders, which accounts for 24.42% share in the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, BZ WBK AIB Asset Management S.A. informs that BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with its registered address in Poznań, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), has commissioned the management of investment portfolios of investment funds of which Towarzystwo is the governing body (hereinafter the "Funds") to the company BZ WBK AIB Asset Management S.A. Therefore, in case the Funds hold Orbis S.A. shares, BZ WBK AIB Asset Management S.A. is obligated to provide for such shares in the notification.

Best regards

Krzysztof Fabrykiewicz
Director
Middle Office